Exhibit 1.01

CONFLICT MINERALS REPORT OF KIMBALL INTERNATIONAL, INC.
For the reporting period from January 1, 2013 to December 31, 2013

As used herein, the terms “Company”, “Kimball”, “we”, “us”, or “our” refer to Kimball International, Inc., the Registrant, and its subsidiaries.
This Conflict Minerals Report (the “Report”) of Kimball International, Inc. has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”), for the reporting period January 1, 2013 to December 31, 2013. Numerous terms in this Report are defined in Rule 13p-1 and Form SD and the reader is referred to those sources and to 1934 Act Release No. 34-67716 (August 22, 2012) for such definitions.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals”, are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of our operations manufacture, or contract to manufacture, products, and the Conflict Minerals are necessary to the functionality or production of those products.

Description of the Company's Products Covered by this Report

Kimball provides a variety of products from its two business segments: the Electronic Manufacturing Services (EMS) segment and the Furniture segment. The EMS segment provides engineering, manufacturing and supply chain services which utilize common production and support capabilities globally to the automotive, medical, industrial, and public safety industries with a primary focus on electronic assemblies that have high durability, quality, reliability, and regulatory compliance requirements. The Furniture segment provides furniture for the office and hospitality industries.
This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013. The Company's products that contain Conflict Minerals and are covered by this Report are referred to collectively as the “Covered Products.” The Covered Products include the following:
EMS Segment:

•	Electronic assemblies

•	Medical disposables

Furniture Segment:

•	Office and hospitality furniture including casegoods, benching solutions, desks and tables

•	Office furniture systems solutions

•	Office furniture seating

•	Office furniture accessories

The Company's Due Diligence Process

Kimball assembled an internal Conflict Minerals compliance team including representatives from global procurement, manufacturing, finance, and legal, with overall support from executive leaders in both of our segments. The compliance team conducted internal training sessions educating internal personnel on the requirements of the Conflict Minerals regulations.
We adopted a policy relating to Conflict Minerals, incorporating the standards set forth in the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Second Edition including related Supplements (“OECD Framework”). Our policy states that we are committed to ethical practices and compliance with all applicable laws and regulations. We encourage our suppliers to source materials from socially responsible sub-tier suppliers and manufacturers and to assist us in complying with the SEC regulations by providing chain of custody declarations to verify the origin of the conflict minerals contained in our products. Our policy further states that we will work with our suppliers and our customers (where the supply chain has been established by our customer) to seek remedies for non-compliance. We established separate internal non-compliance guidelines for addressing those suppliers who do not respond to our request for information.

Our supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. In this regard, we do not purchase Conflict Minerals directly from mines, smelters or refiners. We must therefore rely on our suppliers, many of whom are not obligated to file a Conflict Minerals report, to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. Moreover, we believe that the smelters and refiners of the Conflict Minerals are best situated to identify the source of Conflict Minerals, and therefore have taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company's supply chain.
During calendar year 2013, we conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals. This good faith reasonable country of origin inquiry was designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. We also exercised due diligence on the source and chain of custody of the Conflict Minerals. We strive to conform our due diligence measures to the OECD Framework for each of the conflict minerals.
Our reasonable country of origin inquiry and due diligence measures included:

•	Assessing our products to determine the list of Covered Products;

•	Identifying our direct suppliers who may contribute necessary Conflict Minerals for the Covered Products;

•	Educating direct suppliers on the Conflict Minerals regulations and outlining the Company's Conflict Minerals Policy and expectations on responsible supply chain sourcing;

•
Conducting a supply-chain survey with those direct suppliers using the EICC/GeSI Conflict Minerals Reporting Template to determine if the products purchased from them contain Conflict Minerals, and if so, identifying the smelters and refiners who contribute refined Conflict Minerals to our Covered Products;

•	Reviewing the supply-chain surveys received from direct suppliers;

•
Comparing the smelters and refiners identified by direct suppliers via the supply-chain survey against the list of smelter facilities which have received a “conflict free” designation on the EICC/GeSI Conflict Free Smelter (CFS) program's list by participating in an independent third party smelter audit; and

•	Following up with direct suppliers who did not respond to the survey or who provided incomplete information.

As part of our due diligence efforts, we surveyed approximately 3,300 direct suppliers who potentially contribute necessary Conflict Minerals for the Covered Products. Of those surveyed, approximately 37% responded to the survey representing approximately 64% of total procurement activity (dollar spend) of those suppliers.

Because we did not receive sufficient information from suppliers and other sources during our due diligence process, we were unable to determine all of the facilities used to process those necessary Conflict Minerals or their country of origin. Our efforts to determine the mines or location of origin with the greatest possible specificity included the use of the due diligence measures described above.

We expect to take the following steps, among others, to improve our due diligence measures:

•	Continuing to educate suppliers on the Rule;

•	Continuing to engage with suppliers to obtain current, accurate and complete information about the supply chain; and

•	Encouraging suppliers to implement responsible sourcing.